Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes conducted at the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) held on April 11, 2024.

There were present at the meeting registered shareholders and proxy holders holding or authorized to vote 15,242,395 subordinate voting shares (carrying one vote per share), being 63.03% of the issued and outstanding subordinate voting shares of the Corporation, and one proxy holder authorized to vote 1,548,000 multiple voting shares, being 100% of the issued and outstanding multiple voting shares of the Corporation.

Election of Directors

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 8, 2024 was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	30,400,872	95.42	1,458,019	4.58	13,033,386	89.94	1,458,019	10.06
David L. Johnston	31,820,436	99.88	39,525	0.12	14,452,950	99.73	39,525	0.27
Karen L. Jurjevich	31,083,775	97.56	776,184	2.44	13,716,289	94.64	776,184	5.36
R. William McFarland	29,453,043	92.45	2,406,917	7.55	12,085,557	83.39	2,406,917	16.61
Christine N. McLean	31,401,498	98.56	458,463	1.44	14,034,012	96.84	458,463	3.16
Brian J. Porter	31,790,372	99.78	69,589	0.22	14,422,886	99.52	69,589	0.48
Timothy R. Price	30,609,480	96.08	1,250,479	3.92	13,241,994	91.37	1,250,479	8.63
Brandon W. Sweitzer	30,062,265	94.36	1,797,694	5.64	12,694,779	87.60	1,797,694	12.40
Lauren C. Templeton	31,807,451	99.84	52,510	0.16	14,439,965	99.64	52,510	0.36
Benjamin P. Watsa	31,396,926	98.55	463,035	1.45	14,029,440	96.80	463,035	3.20
V. Prem Watsa	29,799,908	93.56	2,052,032	6.44	12,432,422	85.83	2,052,032	14.17
William C. Weldon	24,884,378	78.13	6,967,559	21.87	7,516,892	51.90	6,967,559	48.10

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation. The Corporation received proxies with regard to the vote on the appointment of PricewaterhouseCoopers LLP, directing as set forth in the table below:

Vote For (Aggregate)%		Withhold Vote (Aggregate)%
30,455,916	93.40	2,153,228	6.60

Toronto, Ontario

April 12, 2024

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Derek Bulas
Name:	Derek Bulas
Title:	Vice President, Chief Legal Officer and Corporate Secretary